Bovespa (São Paulo) NYSE (New York)	AMBV4 — Preferred AMBV3 — Common ABV — Preferred ABVc — Common
AMBEV ANNOUNCES THE EXTENSION OF THE VOLUNTARY OFFER TO PURCHASE ANY AND ALL OUTSTANDING SHARES OF ITS SUBSIDIARY QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
São Paulo, April 3, 2007 — Companhia de Bebidas das Américas — AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announced that the voluntary offer made by Beverage Associates Holding Ltd. (“BAH”), a Bahamian corporation and a wholly-owned subsidiary of AmBev, to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”), which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its subsidiaries, at a purchase price of U.S.$3.35 per Class A share and U.S.$33.53 per Class B share (U.S.$67.07 per ADS), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, is extended to 5:00 p.m., New York City Time (which is 11:00 p.m. Luxembourg Time), on April 19, 2007.
AmBev and BAH have prepared a supplement (the “Supplement”) to the Offer Document which will be mailed to shareholders and will be available for free at www.sec.gov and www.ambev-ir.com. The offer period is extended to allow shareholders the opportunity to review the Supplement prior to making their decision.
As of April 2, 2007, approximately 2,952,558 Class A shares and 1,613,433 Class B shares (including Class B shares held as ADSs), representing 0.71% of the voting rights of Quinsa, had been tendered in and not withdrawn from the offer.
All terms and conditions of the offer are described in the Offer Document and the Supplement. The Offer Document and the Supplement were approved by the Luxembourg Commission de Surveillance du Secteur Financier and filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 25, 2007 and April 3, 2007, respectively. As stated in the Offer Document, Quinsa’s Board of Directors has unanimously determined that the offer is fair to shareholders other than AmBev and its affiliates and recommends that shareholders tender their shares in the offer. Shareholders of Quinsa can obtain the Offer Document and other documents that were filed with the SEC (the “Offer Documentation”) for free at www.sec.gov and www.ambev-ir.com.
Requests for the Offer Documentation and the Supplement may be directed to Innisfree M&A Incorporated at +1 877 750 9501 (toll free in the U.S. and Canada) or at +00 800 7710 9970 (freephone in the EU), or in writing at 501 Madison Avenue, 20th floor, New York, NY, 10022, U.S.A. Questions regarding the offer may be directed to Credit Suisse Securities (USA) LLC at +1 800 318 8219 (toll free in the U.S.).

Disclaimers
No communication or information relating to the offer for the Class A shares and Class B shares of Quinsa (including Class B shares held as ADSs) not already held by AmBev’s subsidiaries may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America or Luxembourg. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America and Luxembourg in order to permit a public offer. The offer and the acceptance of the offer may be subject to legal restrictions in certain jurisdictions. Neither AmBev nor BAH assume responsibility for any violation of such restrictions by any person.
The Companies
Quinsa is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay, having a share of the Chilean market as well. It also is the Pepsi bottler in Argentina and Uruguay.
AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma and Antarctica. AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea. AmBev has been present in Argentina since 1993 through Brahma. BAH is a wholly owned subsidiary of AmBev.
For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br
WWW.AMBEV-IR.COM
Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.
Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica — CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.